Exhibit

Exhibit Description

99.1	Announcement on 2011/04/01: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2011/04/01: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2011/04/06: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2011/04/08: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2011/04/11: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.6	Announcement on 2011/04/11: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2011/04/13: To announce related materials on investment of mainland Chinese company

99.8	Announcement on 2011/04/18: Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials of acquiring fixed assets.

99.9	Announcement on 2011/04/08: March Revenue

99.10	Announcement on 2011/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/12/24~2011/04/01
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 1,501,998,794 NTD; total transaction price: $ 1,501,998,794 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/01/31~2011/04/01
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 560,402,564 NTD; total transaction price: $ 560,402,564 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED ; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment

2.Date of the occurrence of the event:2011/04/06

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing),

unit price, total transaction price:Transaction volume:one batch;average unit price:$561,629,387 NTD;total transaction price:$561,629,387NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):MOS Art Pack Corporation (MAP);Equity investee

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:To facilitate future technology development, UMC absorb MAP’stechnical team and equipment;All property has been traded from non-related party by MAP except following items:(1)United Microelectronics Corporation;the company price of transfer:16,625 thousands NTD;date of acquisition:2010/3~5 (2)United Microdisplay Optronics Corp.;Equity investee price of transfer:3,699 thousands NTD;date of acquisition:2010/4

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:(1)United Microelectronics Corporation;the company price of transfer:16,625 thousands NTD;date of acquisition:2010/3~5 (2)United Microdisplay Optronics Corp.;Equity investee price of transfer:3,699 thousands NTD;date of acquisition:2010/4

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction:price negotiation; the reference basis for the decision on price: market price. The decision-making department:the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?:Not applicable

14.Reason an appraisal report has not yet been obtained:Not applicable

15.Broker and broker’s fee:None

16.Concrete purpose or use of the acquisition or disposition:For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified:None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/10/26~2011/04/08
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 559,231,600 NTD; total transaction price: $ 559,231,600 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland
Chinese company

1.Date of occurrence of the event:2011/04/11

2.Method of the present increase (decrease) in investment:Invest mainland Chinese company Jobmet Ltd. through CTC Capital Partners I, L.P.

3.Transaction volume, price per unit, and total monetary amount of the transaction:Total amount USD 9,443

4.Company name of the invested mainland Chinese company: Jobmet Ltd.

5.Paid-in capital of said invested mainland Chinese company: USD 400,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company:

@NA

7.Main business items of said invested mainland Chinese company: Online Job searching and matching

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqulified Opinion

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 2,007,875.85

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 124,234.85

11.Amount of actual investment to date in said invested mainland Chinese company: 0

12.Counterparty to the transaction and its relationship to the Company: None

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA

15.Gain (or loss) on disposal: NA

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the contract; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Through the arrangement between CTC Capital Partners I, L.P. and Jobmet Ltd.

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?:None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD 35,355,404

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 21.11%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 13.97%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 14.03%

25.Total amount of actual investment in the mainland China area to date: USD 31,650,683

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.9%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 12.51%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 12.56%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Y2008:-NT$2,469,706 Y2009:NT$2,456,989 Y2010:-NT$709,986

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/12/30~2011/04/11
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 537,565,050NTD; total transaction price: $ 537,565,050 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2011/04/13

2.Method of the present increase (decrease) in investment:Invest mainland Chinese company UMC (Beijing) Limited through UMC Investment (Samoa) Limited

3.Transaction volume, price per unit, and total monetary amount of the transaction:Less than US$3,000,000

4.Company name of the invested mainland Chinese company:UMC (Beijing) Limited

5.Paid-in capital of said invested mainland Chinese company:US$0 before capital increase

6.Amount of new capital increment currently planned by said invested mainland Chinese company: Less than USD 3,000,000

7.Main business items of said invested mainland Chinese company: Selling and marketing of integrated circuits and semiconductor devices

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable

11.Amount of actual investment to date in said invested mainland Chinese company: US$0 before capital increase

12.Counterparty to the transaction and its relationship to the Company: Not applicable

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment, none

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Business and Finance departments

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: Not applicable

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$23,192,270

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.52%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.25%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:0.31%

25.Total amount of actual investment in the mainland China area to date: USD$20,192,270

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.45%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.22%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.27%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:Y2008:-NT$112,198,701 Y2009:NT$3,084,167 Y2010:NT$37,687,063

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: US$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.8

Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials of acquiring fixed assets.

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Construction project of factory buildings. (No. 1560, Sec. 1, Zhongshan Rd., Guanyin Township, Taoyuan County 32852, Taiwan, R.O.C.)

2.Date of the occurrence of the event:2010/10/13~2011/04/18

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Total amount of construction project:$996,975,000 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): L & K ENGINEERING CO., LTD.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on contract payment term.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:Follow by the company’s limited authority of decision-making and related management methods.

10.Name of the professional appraisal institution and its appraisal amount:Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?:Not applicable

14.Reason an appraisal report has not yet been obtained:Not applicable

15.Broker and broker’s fee:None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation
April 8, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
March	Invoice amount	7,052,525	6,830,100	222,425	3.26%
2011 year to date	Invoice amount	20,755,675	19,039,792	1,715,883	9.01%
March	Net sales	9,585,283	9,479,926	105,357	1.11%
2011 year to date	Net sales	28,117,850	26,715,230	1,402,620	5.25%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,644,160	—
Fair Value	2,290	0
Net Profit from Fair Value	(567)	0
Written-off Trading Contracts	7,376,824	0
Realized profit (loss)	(22,678)	0

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	0
Fair Value	0
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.10

United Microelectronics Corporation
For the month of March, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of February 28, 2011	Number of shares held as of March 31, 2011	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	February 28, 2011	March 31, 2011	Changes
N/A